Exhibit 99.1

NEVADA GEOTHERMAL POWER INC. – CORPORATE UPDATE, FEDERAL TREASURY GRANT RECEIVED - DRILLING UNDERWAY AT BLUE MOUNTAIN TO OPTIMIZE FAULKNER 1 PRODUCTION

VANCOUVER, B.C. (November 30, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that it has received US$57.9 million Federal Grant on November 12, 2009 through its subsidiary, NGP Blue Mountain 1 LLC.  The Grant relates to the successful completion of the Faulkner 1 geothermal plant (see news release dated October 19, 2009). Funds will be used to pay down TCW debt, to perform new drilling at Blue Mountain, and for general corporate purposes.

On November 13, 2009, NGP repaid US$30 million of the TCW loan. The balance to pay the loan down to approximately $70 million is expected to come from a senior debt financing planned with John Hancock Life Insurance Company which is anticipated to close in January, 2010 (see news release dated October 13, 2009).

NGP has contracted Ensign Drilling to complete three wells, two deep injector wells and one production well, which are designed to increase the Faulkner 1 plant output from the current level of 27MW (net) to greater than 40MW (net). NGP believes that ultimately, Faulkner 1 plant output can be optimized at around 47MW (net).

The existing production well field is comprised of six wells, each capable of producing greater than 7.0MW (net of station load) individually or greater than 40MW together, however, in order to prevent drawdown of the reservoir, two existing shallow injection wells have to be replaced by two new deep injectors. The first new injector well (55-15), located along the known reservoir structure one quarter mile (1300 feet) north of existing deep injector well (57-15), was spudded on November 20, 2009. This well is currently drilling ahead at 3014 feet depth and will reach target depth by early January, 2010.

The plant has been operating continuously since being “placed-in-service” October 9, 2009. Commercial Operation was declared November 20, 2009, well ahead of the February 12, 2010 deadline required in the Power Purchase Agreement with NV Energy.

Power production from the field has been continuously increasing as the injectivity of the injection wells has been improving, resulting in higher fluid production rates. Fluid utilization efficiency for the plant has also increased with fine tuning of operational procedures. The reservoir pressure has been constant during production since shallow injection wells have been shut-in. Production temperatures for wells have remained constant or increased slightly through the course of production.

“We are very pleased with smooth performance of the Faulkner 1 plant and of the well field since discontinuing shallow injection,” said Brian Fairbank, President and Chief Executive Officer. “We are embarking on a make-up drilling project that will enable Faulkner 1 to be amongst the largest producing plants in Nevada. I want to thank NGP’s highly capable team and our industry partners for helping make this happen.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is Generating Revenue and the Power is On!

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Paul Mitchell Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118 Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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